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                                                            SEC FILE NUMBER

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                                                             CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

             For Period Ended:  June 30, 2008

             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR

             For the Transition Period Ended: _____________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
                Nothing in this form shall be construed to imply
       that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________
________________________________________________________________________________


PART I -- REGISTRANT INFORMATION

MANHATTAN PHARMACEUTICALS, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

810 SEVENTH AVENUE, 4TH FLOOR
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Address of Principal Executive Office (Street and Number)

NEW YORK, NY  10019
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |     (a)   The reason described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense
      |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
      |           N-CSR, or portion thereof, will be filed on or before the
|X|   |           fifteenth calendar day following the prescribed due date; or
      |           the subject quarterly report or transition report on Form 10-Q
      |           or subject distribution report on Form 10-D, or portion
      |           thereof, will be filed on or before the fifth calendar day
      |           following the prescribed due date; and
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Manhattan Pharmaceuticals, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the six months ended June 30, 2008 without unreasonable effort or expense. The principal reason for the delay in filing the Quarterly Report on Form 10-Q is that additional time is required to obtain final Securities and Exchange Commission guidance concerning certain technical accounting matters with respect to accounting for the Joint Venture Agreement between the Company and Nordic Biotech Venture Fund II K/S (as amended).

(Attach extra Sheets if Needed)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Michael McGuinness                  (212)          492-8741
      --------------------------------------------------------------------------
      (Name)                              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   |_|Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         MANHATTAN PHARMACEUTICALS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                         MANHATTAN PHARMACEUTICALS, INC.


Date: August 14, 2008                    By:  /s/ Michael McGuinness
                                              ----------------------------------
                                              Michael McGuinness
                                              Chief Financial Officer and
                                              Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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                 Intentional misstatements or omissions of fact
          constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                      -3-